                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 INFOCURE CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    45665A105
                                 (Cusip Number)

                                   MELVYN CRAW
                         CRESCENT INTERNATIONAL LIMITED
                         C/O GREENLIGHT (SWITZERLAND) SA
                         84, AV LOUIS-CASAI, P.O. BOX 42
                              1216 GENEVA, COINTRIN
                                   SWITZERLAND

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                               SARA P. HANKS, ESQ.
                                 ROGERS & WELLS
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000

                                DECEMBER 11, 1998
             (Date of event which requires filing of this statement)

/ /      Check box if the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

/ /      Check box if a fee is being paid with the statement.




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CUSIP No. 45665A108                    13D                                Page 2


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     CRESCENT INTERNATIONAL LIMITED

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                          (a)/ /
                                                                          (b)/x/

3.   SEC USE ONLY

4.   SOURCES OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                             / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     BERMUDA

               7.   SOLE VOTING POWER
 NUMBER OF
                    469,983
   UNITS
BENEFICIALLY

  OWNED BY

    EACH
 REPORTING

PERSON WITH



               8.   SHARED VOTING POWER

                    469,983

               9.   SOLE DISPOSITIVE POWER

                    469,983

              10.   SHARED DISPOSITIVE POWER

                    469,983

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     469,983

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.03%

14.  TYPE OF REPORTING PERSON

     OO



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CUSIP No. 45665A108                    13D                                Page 3


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     DMI TRUST

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                          (a)/ /
                                                                          (b)/x/

3.   SEC USE ONLY

4.   SOURCES OF FUNDS

     NOT APPLICABLE

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                             / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas

               7.   SOLE VOTING POWER
 NUMBER OF
                    None
   UNITS
BENEFICIALLY

  OWNED BY

    EACH
 REPORTING

PERSON WITH

               8.   SHARED VOTING POWER

                    469,983

               9.   SOLE DISPOSITIVE POWER

                    None

              10.   SHARED DISPOSITIVE POWER

                    469,983

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     469,983

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.03%

14.  TYPE OF REPORTING PERSON

     OO




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                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1

                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of InfoCure Corp., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1765 The Exchange, Suite 450, Atlanta, Georgia 30339.

ITEM 2. IDENTITY AND BACKGROUND.

         The names and business addresses of the persons filing this Statement are: (i) Crescent International Limited, an entity organized and existing under the laws under Bermuda ("Crescent"), which has offices at Clarendon House, 2 Church Street, Hamilton H 11, Bermuda and (ii) DMI Trust, a Bahamian Trust ("DMI") which has offices at 84, av Louis Casai, P.O. Box 42, 1216 Geneva, Cointrin, Switzerland.(1) (Crescent and DMI are herein sometimes collectively referred to as the "Reporting Persons.") The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Crescent and DMI are set forth on Schedules I and II hereto. During the past five years no Reporting Person nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I and II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of funds used by Crescent to purchase the 469,983 shares of Common Stock and the Warrant (as defined in Item 5) was approximately $5,000,000. The aggregate amount of funds to be used by Crescent to purchase the 100,000 shares of Common Stock through exercise of the Warrant is currently anticipated to be approximately $2,300,000. Crescent has used and will use its working capital to make such purchases.

ITEM 4. PURPOSE OF THE TRANSACTION.

         Crescent acquired shares of the Common Stock of the Issuer for investment purposes. None of the Reporting Persons has any current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any material change in the present capitalization or dividend policy of the Issuer, (e) any other material change in the Issuer's business or corporate structure, (f) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (g) a class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (i) any action similar to any of the enumerated actions in (a) through (h) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b)


Footnote (1): DMI is administered by DMI SA which is 100% indirectly owned by
              DMI.

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                  Crescent owns 369,983 shares of the Common Stock of the Issuer
(the "Common Stock") representing 5.54% of the 6,681,576 shares of Common Stock outstanding as of the date hereof.

                  Crescent also owns a warrant (the "Warrant") to purchase 100,000 shares of the Common Stock of the Issuer. The warrant is exercisable by Crescent at any time before September 28, 2003. Accordingly, pursuant to the Warrant, Crescent owns beneficially 100,000 shares of the Common Stock of the Issuer, and owns beneficially in total 469,983 shares of Common Stock, representing approximately 7.03% of the as adjusted shares of the Common Stock outstanding.

                  DMI may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer beneficially owned by Crescent by reason of the ownership by DMI of 100 percent of the capital stock of Crescent. Accordingly, for purposes of this Statement: (i) Crescent is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the total of 469,983 shares of Common Stock beneficially owned by it and (ii) DMI is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 469,983 shares of Common Stock beneficially owned by Crescent, such number of shares representing approximately 7.03% of the as adjusted shares of Common Stock outstanding.

         (c) On December 11, 1998, Crescent, pursuant to the terms of the Stock Purchase Agreement (as defined in Item 6), acquired 147,984 shares of Common Stock of the Issuer for a purchase price of approximately $2,500,000. Such 147,984 shares are included with the 469,983 shares described above.

                  Other than as described above, Crescent has the sole power to vote or direct the vote and to dispose or direct the disposition of all the shares of Common Stock stated to be beneficially owned by Crescent in Item 5(a) hereof.

         (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The description that follows of certain provisions of the Stock Purchase Agreement included as Exhibit 7.1 hereto and of the Registration Rights Agreement included as Exhibit 7.2 hereto is not, and does purport to be, complete, and is qualified in its entirety by reference to such Exhibits.

         Crescent and the Issuer entered into a Stock Purchase Agreement, dated September 28, 1998 (the "Stock Purchase Agreement"), pursuant to which the Issuer may issue and sell to Crescent, from time to time shares of Common Stock.

         Crescent and the Issuer entered into a Registration Rights Agreement, dated September 28, 1998 (the "Registration Rights Agreement"), pursuant to which the Issuer granted Crescent certain piggyback registration rights with respect to the shares of Common Stock to be issued to pursuant to the Stock Purchase Agreement upon exercise of the Warrant; provided, however, that in an underwritten public offering, the managing underwriter may choose to exclude the shares of other selling stockholders on a pro rata basis based on market factors.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person exists with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit 7.1 Stock Purchase Agreement, by and between InfoCure Corp. and Crescent International Limited, dated as of September 28, 1998.

         Exhibit 7.2 Registration Rights Agreement, by and between InfoCure Corp. and Crescent International Limited, dated as of September 28, 1998.



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         Exhibit 7.3     Agreement pursuant to Rule 13d-1(f)(1)(iii), filed
                         herewith.



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 1998



                                   CRESCENT INTERNATIONAL LIMITED



                                   By:  /s/ Omar Ali
                                        ----------------------------------------
                                        Omar Ali
                                        Director




                                   DMI TRUST



                                   By:  /s/ Mohamed Al-Faisal
                                        ----------------------------------------
                                        Mohamed Al-Faisal
                                        Director of Dar Al Mal Al Islami
                                        (DMI) SA





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                                   SCHEDULE I

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                         CRESCENT INTERNATIONAL LIMITED

         Set forth in the table below is the name and the present principal occupation or employment of each of the directors and executive officers of Crescent International Limited. Each person listed below has a principal business address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.



Name           Present Principal Occupation or Employment       Citizenship
----           ------------------------------------------       -----------

Omar Ali         Director of Crescent International Limited       Somalian

Donald Malcolm   Director of Crescent International Limited       British

David Astwood    Director of Crescent International Limited       British

Osama Mohamed    Secretary of Crescent International Limited      Swiss
 Ali

John Thompson    Assistant Secretary of Crescent International    British
                 Limited



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                                   SCHEDULE II

               INFORMATION REGARDING THE TRUST ADMINISTRATOR OF
                                    DMI TRUST

         DMI Trust has no directors or executive officers, but has a trust administrator, DMI SA. Set forth in the table below is the name and the present principal occupation or employment of each of the directors of the trust administrator of DMI Trust. Each person listed below has a principal business address of 84, av Louis Casai, P.O. Box 42, 1216 Geneva, Cointrin, Switzerland.



Name             Present Principal Occupation or Employment       Citizenship
----             ------------------------------------------       -----------

Mohamed
 Al-Faisal       Director of Dar Al Maal Al-Islami (DMI) SA       Saudi Arabian

Omar Ali         Director of Dar Al-Maal Al-Islami (DMI) SA       Somalian

Piere Besuchet   Director of Dar Al-Maal Al-Islami (DMI) SA       Swiss

Lucien
 Rouillier       Director of Dar Al-Maal Al-Islami (DMI) SA       Swiss

Moustapha
 Hosny           Director of Dar Al-Maal Al-Islami (DMI) Sa       Swiss



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                                EXHIBIT INDEX
                                -------------

   Exhibit No.                           Description
   -----------                           -----------

   Exhibit 7.1 Stock Purchase Agreement, by and between InfoCure Corp. and Crescent International Limited, dated as of September 28, 1998.

   Exhibit 7.2 Registration Rights Agreement, by and between InfoCure Corp. and Crescent International Limited, dated as of September 28, 1998.

   Exhibit 7.3 Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.